UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No  )*

Kodiak Gas Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

50012A108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 50012A108	Page 2 of 9

1	NAME OF REPORTING PERSON Frontier TopCo Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 59,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 76.2%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 50012A108	Page 3 of 9

1	NAME OF REPORTING PERSON Frontier TopCo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 59,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 76.2%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 50012A108	Page 4 of 9

1	NAME OF REPORTING PERSON EQT Fund Management S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 59,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 59,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 76.2%
12	TYPE OF REPORTING PERSON OO

Schedule 13G

CUSIP No. 50012A108	Page 5 of 9

Item 1(a).	Name of Issuer:

Kodiak Gas Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15320 Highway 105 W, Suite 210

Montgomery, Texas 77356

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Frontier TopCo Partnership, L.P. (“Kodiak Holdings”), Frontier TopCo GP, LLC (“Frontier GP”), and EQT Fund Management S.à r.l. (“EFMS”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

Frontier GP is the general partner of Kodiak Holdings. EQT Infrastructure III SCSp (“EQT Infrastructure III”) and EQT Infrastructure IV SCSp (“EQT Infrastructure IV”) collectively owns 100% of the membership interests in Frontier GP. EFMS has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Infrastructure III and EQT Infrastructure IV. As such, EFMS has the power to control Frontier GP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by Kodiak Holdings. EFMS is managed by a five-member board of directors.

Each of Frontier GP and EFMS may be deemed to beneficially own the shares of Common Stock (as defined below) beneficially owned by Kodiak Holdings, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Kodiak Holdings) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose and each of Frontier GP and EFMS expressly disclaim beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Kodiak Holdings and Frontier GP is:

EQT Partners Inc.

1114 Avenue of the Americas, 45th Floor

New York, NY 10036

The address of the principal business office of EFMS is:

EQT Fund Management S.A.R.L.

51A, Boulevard Royal

L-2449 Luxembourg

Luxembourg

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

50012A108

Schedule 13G

CUSIP No. 50012A108	Page 6 of 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G and the information set forth or incorporated in Item 2(a) is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 59,000,000 shares of the Issuer’s Common Stock, which constitutes approximately 76.2% of the total outstanding Common Stock of the Issuer, based upon an aggregate of 77,400,000 shares of Common Stock outstanding as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The several investment vehicles that collectively constitute the EQT Infrastructure III and EQT Infrastructure IV funds may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Kodiak Holdings by virtue of their ownership of Frontier GP’s membership interests. Of these vehicles, each of EQT IV Co-Invest SCSP (No. 1) Limited Partnership, EQT Infra IV Funds (No. 2) Limited Partnership and EQT Infra III Funds (No. 3) Limited Partnership may be deemed to have the indirect right to receive or the indirect power to direct the receipt of dividends from, or the proceeds from the sale of, 5.0% or more of the Issuer’s outstanding Common Stock.

Schedule 13G

CUSIP No. 50012A108	Page 7 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Frontier TopCo Partnership, L.P.
By: Frontier TopCo GP, LLC, its general partner

By:	/s/ Vilune Mackeviciute
Name: Vilune Mackeviciute
Title: Secretary

By:	/s/ Joseph Turley
Name: Joseph Turley
Title: Treasurer

Frontier TopCo GP, LLC

By:	/s/ Vilune Mackeviciute
Name: Vilune Mackeviciute
Title: Secretary

By:	/s/ Joseph Turley
Name: Joseph Turley
Title: Treasurer

EQT Fund Management S.à r.l.

By:	/s/ Sara Huda
Name: Sara Huda
Title: Manager

By:	/s/ Joshua Stone
Name: Joshua Stone
Title: Manager

Exhibit Index

Exhibit 1  Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.